EXHIBIT 99.1

FOR IMMEDIATE RELEASE

MAGAL SECURITY SYSTEMS ANNOUNCES FILING OF 2017 ANNUAL REPORT

YEHUD, Israel, March 28, 2018 -- Magal Security Systems Ltd. (Magal (NASDAQ: MAGS)) today announced that earlier today it filed its annual report containing audited consolidated financial statements for the year ended December 31, 2017 with the U.S. Securities and Exchange Commission.

The annual report is available on the Company’s website (www.magalsecurity.com).   Shareholders may receive a hard copy of the annual report free of charge upon request.

ABOUT MAGAL

Magal is a leading international provider of solutions and products for physical and video security solutions, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge physical security information management system (PSIM). The solutions leverage our broad portfolio of home-grown PIDS (Perimeter Intrusion Detection Systems), Symphony – our advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

For more information:

For more information:
Magal Security Systems Ltd.
Saar Koursh, CEO
Tel: +972-3-539-1421
E-mail: saar.koursh@magal-s3.com
Web: http://www.magal-s3.com

GK Investor Relations
Ehud Helft / Gavriel Frohwein
Tel: (US) +1-646-688-3559
 E-mail: magal@gkir.com